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THOR INDUSTRIES, INC. (LOGO)





March 8, 2005

Mr. Michael Fay - Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0305

         RE:      Thor Industries, Inc.
                  File #001-09235
                  Form 10-K/A Amendment No. 1 For The Year Ended July 31, 2004

Dear Mr. Fay:

The following is our response to your letter of February 23, 2005.

Prior Comment 2
---------------

     As previously requested, quantify the percentage of Thor Credit's financing activities that relate to Thor Industries' consumer buyers and explain how you have considered this factor in your analysis.

Response
--------

     In our analysis of whether Thor Credit Corporation ("Thor Credit") qualified for the scope exceptions under paragraph 4(h) of FIN 46(R), we considered the provisions of paragraph 4(h) (2), and concluded that Thor Credit was not designed so that substantially all of its activities either involve or are conducted on behalf of Thor Corporation ("Thor") or its related parties. This conclusion was reached because Thor Credit provides retail financing for various recreational vehicle products and consumer buyers, not just Thor's products or consumer buyers of Thor's products. This conclusion was further supported in that the historical percentage of Thor Credit's revenues that resulted from Thor products or consumer buyers of Thor's products was significantly less than Thor's ownership interest in Thor Credit. Thor Credit sells all loans it originates to financial institutions. The percentages of those loans sold that were originated from the sale of new Thor vehicles, to total loans sold, were as follows:
     2004-13%, 2003-21%, 2002-19%, 2001-19% and 2000-16%.

If you have any questions concerning our response, please call me at 937/596-6849 or fax me at 937/596-6539.

Sincerely,

/s/ Walter L. Bennett

Walter L. Bennett
Executive Vice President
WLB/jp